UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2022

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the quotes from the Chairman of the Board of Directors, the outgoing Group CEO and the new Group CEO, the paragraph containing the biography of the new Group CEO as well as the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release

Ad hoc announcement pursuant to Art. 53 LR
Credit Suisse appoints Ulrich Körner new Group Chief Executive Officer; announces comprehensive strategic review

Zurich, July 27, 2022 – Credit Suisse Group AG (Credit Suisse) today announced the appointment of Ulrich Körner as Group Chief Executive Officer from August 1, 2022, replacing Thomas Gottstein, who is resigning. At the same time, the bank has announced that it is conducting a comprehensive strategic review with the following objectives:

• Consider alternatives that go beyond the conclusions of last year’s strategic review, particularly given the changed economic and market environment. The goal of the appraisal will be to shape a more focused, agile Group with a significantly lower absolute cost base, capable of delivering sustainable returns for all stakeholders and first-class service to clients.

• Strengthen its world-class global wealth management franchise, leading universal bank in Switzerland and multi-specialist asset management business.
• Transform the Investment Bank into a capital-light, advisory-led Banking business and more focused Markets business that complements the growth of the wealth management and Swiss Bank franchises.

• Evaluate strategic options for the Securitized Products business, which may include attracting third-party capital into this market-leading, high-return platform, to capture untapped growth opportunities and free up additional resources for the bank’s growth areas.

• Reduce the Group’s absolute cost base to below CHF 15.5 bn in the medium term, in part through a company-wide digital transformation that prudently ensures durable savings while remaining focused on improving risk management and risk culture.

Credit Suisse will provide further details on the progress of the strategic review, including specific performance goals, with its third-quarter 2022 results.

Axel P. Lehmann, Chairman of Credit Suisse, said: “I am delighted to welcome Ueli as our new Group CEO, to oversee this comprehensive strategic review at a pivotal moment for Credit Suisse. With his profound industry knowledge and impressive track record, Ueli will drive our strategic and operational transformation, building on existing strengths and accelerating growth in key business areas. Since becoming Chairman and reviewing the bank’s portfolio with our newly refreshed Board of Directors, I have come to appreciate the world-class quality of our businesses. But we need to be more flexible to ensure they have the necessary resources to compete. Our goal must be to become a stronger, simpler and more efficient Group with more sustainable returns. I would like to thank Thomas for his commitment to Credit Suisse over more than two decades and in particular as Group CEO. He has made an enormous contribution to Credit Suisse and always served our clients in Switzerland and beyond with integrity and entrepreneurial spirit. I wish him all the best in his future endeavors.”

Thomas Gottstein, outgoing CEO of Credit Suisse, said: “It has been an absolute privilege and honor to serve Credit Suisse over these past 23 years. Credit Suisse has formidable client franchises in all four divisions globally and an immense talent pool across more than 50,000 colleagues worldwide. Despite the challenges of the past two years, I am immensely proud of our achievements since joining the Executive Board seven years ago and more recently in strengthening the bank, recruiting a top-caliber Executive Board, reducing risk and fundamentally improving our risk culture. In recent weeks, for personal and health-related considerations, and after discussions with Axel and my family, I concluded that now would be the right time to step aside and clear the way for new leadership to fully embrace the important initiatives announced this morning, which I wholeheartedly support.”

Ulrich Körner, new CEO of Credit Suisse, said: “I thank the Board of Directors for the trust they have placed in me as we embark on this fundamental transformation. I am looking forward to working with all colleagues across the bank and the Executive Board and devoting my full energy to execute on our transformation. This is a challenging undertaking but at the same time represents a great opportunity to position the bank for a successful future and realize its full potential. I would also like to thank Thomas wholeheartedly for his support and partnership.”

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Media release

Ulrich Körner joined Credit Suisse April 1, 2021, as CEO Asset Management. He joined from UBS where he served as member of the group executive board for eleven years, of which six years leading the Asset Management division. Prior to this role he served as Chief Operating Officer. From 2011 he additionally headed the region Europe, Middle East and Africa for UBS. Before joining UBS, he was an executive at Credit Suisse and held various roles, including Chief Financial Officer and Chief Operating Officer of Credit Suisse Financial Services and CEO Switzerland. Ulrich Körner holds a PhD in Business Administration from the University of St. Gallen (HSG).

Extend leadership positions in wealth management and universal banking in Switzerland

Credit Suisse’s roots lie in its strong global wealth management, universal banking in Switzerland and asset management franchises. The priority of the strategic review will be to enhance these positions, while considering options for fundamentally reshaping the Investment Bank into a highly competitive Banking and more sustainable Markets business that complements Wealth Management and the Swiss Bank.

In Wealth Management, Credit Suisse will aim to extend its leadership positions across Switzerland, EMEA, parts of the Americas and APAC leveraging its strengths in the Ultra High Net Worth sector while accelerating Core High Net Worth growth to drive recurring revenues, supported by a unified global platform. The bank’s leadership position in Switzerland will be further enhanced by building on ‘high-touch’ capabilities across wealth management, corporate and institutional clients and accelerating ‘high-tech’ activities through the CSX proposition.

Strategic review of the Investment Bank; evaluation of strategic options for Securitized Products

Credit Suisse’s Board of Directors and senior management believe that a core requirement of the strategic review will be to create a capital-light, advisory-led Banking business and more focused Markets business that complements the growth of the wealth management and Swiss Bank franchises that can better support its strategic goals, continue to provide superior service to clients and deliver more consistent performance. The bank will conduct an evaluation of strategic options to drive the next leg of growth for our market-leading Securitized Products platform and other related financing businesses. This highly profitable global franchise, which employs USD ~20 bn of RWA and USD ~75 bn of Leverage, has significant untapped growth opportunities which may be best unlocked by attracting third-party capital, which would also free up additional resources to allocate to Credit Suisse’s growth areas. Credit Suisse remains fully committed to supporting our Securitized Products clients.

The Investment Bank’s leadership will be strengthened by the appointment of David Miller and Michael Ebert as Co-heads, overseeing Banking and Markets, respectively. Christian Meissner, CEO of the Investment Bank, will focus on the ongoing strategic transformation of the business.

The development and implementation of the new strategy will be overseen by the full Board of Directors and supported by a Board led ad-hoc Investment Bank Strategy Committee, with Michael Klein as Chair and also including Mirko Bianchi, Richard Meddings and Blythe Masters.

Reduce absolute cost base to below CHF 15.5 bn; Continue to drive risk management culture

Credit Suisse’s Board of Directors and Executive Board have initiated a program to reduce the Group’s absolute cost base to below CHF 15.5 bn in the medium term given the more challenging economic and market environment. This builds on commitments made at the June Investor Deep Dive to deliver significant savings in the Technology and Operations function to improve scalability and ensure the long-term sustainability of these efficiencies, while continuing the digital transformation and improving the Group’s sound risk culture.

Axel P. Lehmann, Chairman of Credit Suisse, said: “With this deep strategic review we are setting clear priorities for the future of the firm. We want to create lasting values by serving our clients with care, dedication and entrepreneurial spirit. As we move ahead with our strategic review, our transformation and cultural change will restore Credit Suisse to its premium position as the bank for entrepreneurs in global finance.”

July 27, 2022

Media release

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 51,030 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Important Information
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks, goals, commitments and aspirations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from Russia’s invasion of Ukraine, political uncertainty, changes in tax policies, scientific or technological developments, evolving sustainability strategies, changes in the nature or scope of our operations, changes in carbon markets, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, these statements, which speak only as of the date made, are not guarantees of future performance and should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks, goals, commitments, aspirations or any other forward-looking statements. For these reasons, we caution you not to place undue reliance upon any forward-looking statements.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute good faith judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Our absolute cost base ambition is measured using adjusted operating expenses at constant 2021 FX rates.

As the strategy review and eventual implementation progresses, restructuring costs relating to asset impairments and liability valuations may arise in connection with any business activities we may exit or curtail and their related infrastructure.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts

July 27, 2022

Media release

(https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

The English language version of this document is the controlling version.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
• our plans, targets or goals;
• our future economic performance or prospects;
• the potential effect on our future performance of certain contingencies; and
• assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements . These factors include, but are not limited to:
• the ability to maintain sufficient liquidity and access capital markets;
• market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;

• the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;

• our ability to improve our risk management procedures and policies and hedging strategies;

• the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;

• the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

• potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

• the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
• adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;

• the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance • considerations into our business strategy, products, services and risk management processes;

• the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
• the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
• the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;

• geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;

• political, social and environmental developments, including climate change;

• the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
• the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;

• the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
• operational factors such as systems failure, human error, or the failure to implement procedures properly;

• the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

• the adverse resolution of litigation, regulatory proceedings and other contingencies;

July 27, 2022

Media release

• actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

• the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
• the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
• the potential effects of changes in our legal entity structure;
• competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
• the ability to retain and recruit qualified personnel;
• the ability to protect our reputation and promote our brand;
• the ability to increase market share and control expenses;
• technological changes instituted by us, our counterparties or competitors;
• the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
• acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
• other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2022 Credit Suisse Group AG and/or its affiliates. All rights reserved.

July 27, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: July 27, 2022		Vice President